EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

June 30, 2009
Assets
Current assets:
Cash and cash equivalents	$9,974
Receivables, net	234,771
Inventories	111,915
Deferred income taxes	17,134
Prepaid expenses and other current assets	7,399

Total current asset	381,193
Property, plant and equipment, net	509,230
Goodwill	1,091,543
Identifiable intangible and other assets	188,574

Total	$2,170,540

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$192,849
Current portion of long-term debt	160

Total current liabilities	193,009
Long-term debt	133,338
Deferred income taxes	161,710
Other long-term liabilities	76,657
Parent’s net investment:
Parent’s net investment	1,607,870
Accumulated other comprehensive loss	(2,044)

Total parent’s net investment	1,605,826

Total	$2,170,540

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Six Months Ended June 30, 2009
Net sales	$1,819,718
Cost of sales	1,317,930

Gross profit	501,788
Operating costs and expenses:
Selling and distribution	287,172
General and administrative	19,819
Amortization of intangibles	1,068
Facility closing and reorganization costs	1,714

Total operating costs and expenses	309,773

Operating income	192,015
Other (income) expense:
Interest expense	9,768
Other (income) expense, net	71,875

Total other expense	81,643

Income from continuing operations before income taxes	110,372
Income taxes	41,070

Net income	$69,302